SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary Annual Report – March 2024 to March 2025 Statutory Audit and Risks Committee of Eletrobras’ companies

1.	Legal basis:
•	article 31-D, “vi” of CVM Resolution No. 23, of February 25, 2021;
•	Article 10, sole paragraph of CVM Resolution No. 81, of March 29, 2022
•	Item 2, sub-item xliv of Annex I of the Unified Internal Regulations of the Advisory Committees of the Board of Directors of Eletrobras (RIU).
2.	Scope and period of coverage:
•	Works developed by the Statutory Audit and Risk Committee (CAE), in a unified manner and through advice to the Boards of Directors (CA) of Eletrobras, Eletrobras Chesf, Eletrobras Eletropar, Eletrobras CGT-Eletrosul, Eletrobras Eletronorte, Santo Antonio Energia S.A. - SAESA and, when applicable and subject to the rules established by the Board of Directors of the Holding Company, the other companies controlled by Eletrobras, in the period from 03.14.2024 to 03.13.2025, equivalent to the cycle of follow-up, monitoring and analysis of the quarterly and annual financial statements of Eletrobras, individual and consolidated, for the fiscal year ended on 12.31.2024.
3.	Main focuses of action:
•	Internal controls and Compliance with US legislation (Sarbanes-Oxley);
•	Internal audit;
•	Process of preparing the financial statements;
•	Independent audit;
•	Information Security, Cybersecurity and Risk Management;
•	Compliance/Integrity and Ethics, Manifestations and Complaints Channel;
•	Transactions with related parties;
•	Corporate operations.
4.	Current composition
•	3 (three) members, all independent, being: 1 (one) director and 2 (two) external members – item 1.3 RIU.

Composition of the CAE – March/2024 to March/2025

Name	Quality	mar/14/24 to mar/13/25
Jerônimo Antunes	Former independent external member and Former CAE Coordinator	Resigned on 05.01.2024
Felipe Villela Dias	Independent director and former substitute coordinator	Resigned on 05.23.2024
Daniel Alves Ferreira	Independent Counsel	✔ (second reappointment on 06.01.2023)
Luiz Carlos Nannini	Independent external member and CAE Coordinator	✔ (second reappointment on 05.11.2024)
Luís Henrique Bassi Almeida	Independent external member	✔ (third reappointment on 02.22.2025

Summary Annual Report – March 2024 to March 2025 Statutory Audit and Risks Committee of Eletrobras’ companies

5.	Internal Regulations

•        Available at https://eletrobras.com/pt/Paginas/Estatuto-Politicas-e-Manuais.aspx

6.	Work Plan
•	Annually, the CAE submits to the Board of Directors (CA) of Eletrobras its annual work schedule for the fiscal year, covering its performance before the holding company and its subsidiaries.

7.	Communication of the CAE with the CAs of the holding company and its subsidiaries
•	The Committee's fruitful and proactive performance has contributed to providing greater security and reliability to the decision-making process, notably in the context of the new organizational, governance and corporate structure of Eletrobras corporation, enabling a unified and consolidated approach to issues involving the attributions performed by the CAE (mentioned in item 3 of this report).
•	The Committee reported monthly at the holding company's Board of Directors meetings on the topics covered at its meetings, its opinions, demands and information provided to/by the various areas of Eletrobras.
•	The CAE also issued recommendations and prior opinions on topics submitted to the deliberation of the holding company's CAs and subsidiaries that are related to their duties.

8.	Activity of the Governance Office
•	Eletrobras has been constantly improving its corporate governance system and the adherence of its documents to the legal, regulatory and voluntary environments, as a result of senior management's commitment to an ethical and transparent culture.
•	In this sense, the Governance Office is an internal agent responsible for dealing directly with the collegiate bodies and administrators in the proper exercise of their functions, providing all strategic, relational and operational support to the Board of Directors of Eletrobras, its Advisory Committees, Executive Board, Fiscal Council and other collegiate governance bodies of Eletrobras companies, effectively contributing to the constant improvement of corporate governance processes, routines and practices.
9.	Meetings
•	From 03.14.2024 to 03.13.2025, the CAE held 23 meetings, which is equivalent to approximately 2 meetings and 66 total meeting hours (without counting meetings in an electronic deliberation circuit and time dedicated to the analysis of the material).

Summary Annual Report – March 2024 to March 2025 Statutory Audit and Risks Committee of Eletrobras’ companies

9.1 Main topics monitored by the CAE – March/2024 to March/2025

Topical emphasis - Main topics
SOx – Internal Controls
Accounting Closing and QRs
Independent Auditors
Internal audit
Integrity, Manifestations and Complaints
Corporate risks
Contracting
Cyber and Information Security
Tax Strategy
Corporate and financial operations;
Operational Assets
CAE Governance
TPRs – Transaction with Related Parties
Judicial Deposit Reconciliation
Policies and Regulations
Litigious legal liabilities
Pension and Health
SPEs and enterprises - Risks
Strategic Planning/Goals
Regulatory/Dams
Annual Report
Reference Form and 20-F

10.	Description of Activities and Recommendations

•	The CAE acted on diversified fronts relevant to the Company, from the perspective of risk, having monitored and followed up on topics related to internal audit, preparation of annual and quarterly financial statements, contingencies and litigation liabilities, internal controls, corporate risk management involving assets and investments, transactions with related parties, corporate and financial operations, integrity, manifestations and complaints, cybersecurity and information security, review of policies and regulations, as well as acting on diversified fronts relevant to the Company, from the perspective of risk.
•	Below are listed the main activities and recommendations of the Committee in the period:

Summary Annual Report – March 2024 to March 2025 Statutory Audit and Risks Committee of Eletrobras’ companies

i.    Followed discussions and expressed its opinion on quarterly information (1QR, 2QR, 3QR) and annual financial statements of Eletrobras, Eletrobras Chesf, Eletrobras CGT Eletrosul, Eletrobras Eletronorte, Eletrobras Eletropar and Santo Antônio Energia S.A. – fiscal year ended on 12.31.2024

ii.    Performed periodic monitoring on litigation legal liabilities and legal contingencies.

iii.    Internal Audit – Work and reports

iv.    Followed and issued recommendations for qualitative improvements in the work, reports and work plans of Eletrobras' internal audit, including training plans and the process of international certification of internal audit by the Institute of Internal Auditors – IIA, according to Global Certifications for Internal Audit.

v.    Monitored risk factors related to internal controls (SOx)

vi.    Analyzed financial and corporate operations of Eletrobras companies

vii.    Interacted and held periodic meetings with Independent Auditors

viii.    Followed up and issued qualitative recommendations on tax initiatives

ix.    Followed key risks associated with operating assets

x.    Followed up on work and management reports and investigation of complaints

xi.    Followed up on Integrity/Compliance work and reports

xii.	Monitored work and reports from the risk management area
xiii.	Monitored dam safety issues

xiv.    Followed up on work and periodic reports on cybersecurity and information security

xv.    Followed up on and analyzed Transactions with Related Parties – TPRs

xvi.    Followed up on topics related to pension funds and health plans

xvii.    Took note of and previously analyzed proposals to hire independent auditing firms

xviii.    Followed the application of the energy trading business model, the status of the trading controls mapping and monitored the internal audit work on the subject

xix.    Followed regulatory issues with potential and possible impact on the financial statements.

xx.    Followed up and made suggestions for improvement involving the preparation of Form 20-F.

xxi.    Followed up on the process of preparing the Reference Form – fiscal year 2023.

xxii.    Analyzed the Annual Report of Eletrobras – fiscal year 2023, focusing on the topics of greater materiality addressed in the Report.

xxiii.    Followed and analyzed the preparation of Policies and Regulations involving topics related to their attributions.

xxiv.	Worked on topics related to the governance of the CAE itself (demand monitoring spreadsheet, collegiate budget, proposition of annual calendar and annual work plan).

11.	Monitoring Eletrobras' Quarterly Information – 1QR, 2QR and 3QR - fiscal year 2024

The Committee received periodic reports on the progress of the work to finalize the consolidated quarterly and annual financial statements, with a view to leveling the information and providing adequate interaction between the CAE and the company's management, notably regarding the flow of information and meeting clarifications related to the accounting closing process.

Summary Annual Report – March 2024 to March 2025 Statutory Audit and Risks Committee of Eletrobras’ companies

The Committee followed pari passu the matter relating to the respective quarterly accounting closings of Eletrobras' 1QR, 2QR and 3QR for 2024, having: (a) formulated suggestions for improvement in the Explanatory Notes; (b) given its opinion authorizing the publication of Eletrobras' interim financial statements (1QR, 2QR and 3QR), relating to the periods ending on March 31, June 30 and September 30, 2024, under the terms approved by the Board of Executive Officers.

12.          Opinion of the Committee on the Financial Statements of Eletrobras – fiscal year ended on 12.31.2024

The Committee followed pari passu the work and main critical points relating to the closing of the individual and consolidated annual financial statements for the 2024 fiscal year, including meetings with independent auditors and meetings with the Eletrobras Fiscal Council.

On March 13, 2025, the Committee met to finalize the Financial Statements and the Annual Management Report for the fiscal year ended December 31, 2024.

12.1	Conclusion of the opinion statement

The members of the Statutory Audit and Risk Committee - CAE, in the exercise of their duties, analyzed the annual individual and consolidated financial statements of Eletrobras, accompanied by the draft report of the independent auditors, for the fiscal year ended December 31, 2024.

Considering all the analyses, studies and debates carried out in the course of the meetings and monitoring and supervision work carried out by the CAE on the quality, adequacy and integrity of the information, estimates and measurements disclosed in the financial statements, as well as based on the information and clarifications provided by the Company's management and discussions with the independent auditors, the Statutory Audit and Risk Committee - CAE, observing its scope of action and the independent auditors' report without reservations, unanimously recommended the approval of its disclosure by Eletrobras' Board of Directors and its consequent filing by the Company with the Brazilian Securities and Exchange Commission - CVM.

Rio de Janeiro, March 13, 2025.

LUIZ CARLOS NANNINI	DANIEL ALVES FERREIRA
Coordinator and External Member	Board Member

LUIS HENRIQUE BASSI ALMEIDA
External member

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.